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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                               UNISYS CORPORATION
                (Name of the Issuer and Person Filing Statement)

                  8 1/4% Convertible Subordinated Notes due 2006
                         (Title of Class of Securities)

                                   909214 AZ 1
                      (CUSIP Number of Class of Securities)

                                Harold S. Barron
               Senior Vice President, Secretary and General Counsel
                               Unisys Corporation
                      Township Line and Union Meeting Roads
                          Blue Bell, Pennsylvania 19424
                                 (215) 986-5299

                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications
                      on Behalf of Person Filing Statement)

                                   Copies to:

Nancy S. Sundheim, Esquire                      Gary L. Sellers, Esquire
Unisys Corporation                              Simpson Thacher & Bartlett
Township Line and Union Meeting Roads           425 Lexington Avenue
Blue Bell, Pennsylvania  19424                  New York, New York  10017

                                November 7, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

                Transaction Valuation*             Amount of Filing Fee

                     $613,739,700                        $122,748

* Calculated pursuant to Rule 0-11(a)(4) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the 8 1/4% Convertible Subordinated Notes due 2006 reported in the over-the-counter market on October 31, 1997. Assumes that $294 million in principal amount of the outstanding 8 1/4% Convertible Subordinated Notes due 2006 will be accepted for conversion pursuant to the Conversion Offer.

      [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable
Form or Registration No.:  Not Applicable
Filing Party:  Not Applicable
Date Filed:  Not Applicable
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Item 1.    SECURITY AND ISSUER.

           (a) The name of the issuer is Unisys Corporation, a Delaware corporation (the "Company"). The Company's principal executive office is located at Township Line and Union Meeting Roads, Blue Bell, Pennsylvania 19424 (telephone number (215) 986-4011).

           (b) This schedule relates to the offer by the Company to pay a cash premium equal to $155.00 plus accrued and unpaid interest (the "Conversion Premium") for each $1,000 in principal amount of the Company's 8 1/4% Convertible Subordinated Notes due 2006 (the "2006 Notes") that are converted into Common Stock, par value $.01 per share (the "Common Stock"), of the Company, upon the terms and subject to the conditions set forth in the Offer of Premium Upon Conversion dated November 7, 1997 (the "Offer of
                    Premium") and the related Notice of Special Conversion
                    (the "Notice of Special Conversion") (copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which together constitute the "Conversion Offer"). The information set forth under the captions "The Conversion Offer--Terms of Conversion
                    Offer" and "The Conversion Offer--Security Ownership of 2006 Notes" in the Offer of Premium is incorporated herein by reference.

           (c) The information set forth under the caption "Price Range of Common Stock and 2006 Notes and Dividend Policy" in the Offer of Premium is incorporated herein by reference.

           (d)      Inapplicable.

Item 2.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           (a)-(b) The information set forth under the caption "Source and Amount of Funds" in the Offer of Premium is incorporated herein by reference.

Item 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

      The information set forth under the captions "The Conversion Offer--Purpose of the Conversion Offer" and "The Conversion Offer-- Capitalization" in the Offer of Premium is incorporated herein by reference.

           (a) The information set forth under the caption "The Conversion Offer--Purpose of the Conversion Offer" in the Offer of Premium is incorporated herein by reference.

           (b)-(d)  None.


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           (e)      The information set forth under the captions
                    "Capitalization" and "Unaudited Pro Forma Consolidated Financial Information" in the Offer of Premium is incorporated herein by reference.

           (f)-(j)  None.

Item 4.    INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth under the caption "Miscellaneous" in the Offer of Premium is incorporated herein by reference.

Item 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    Except as stated under the caption "The Conversion Offer--Fees and Expenses" in the Offer of Premium, which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships relating, directly or indirectly, to the Conversion Offer (whether or not legally enforceable) between the Company or any of its executive officers or directors and any person with respect to any securities of the Company.

Item 6.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under the caption "The Conversion Offer--Fees and Expenses" in the Offer of Premium is incorporated herein by reference.

Item 7.    FINANCIAL INFORMATION.

           (a) The information set forth under the captions "Selected Historical Consolidated Financial and Operating Information," "Capitalization" and "Incorporation of Certain Documents by Reference" in the Offer of Premium is incorporated herein by reference.

           (b) The information set forth under the caption "Unaudited Pro Forma Consolidated Financial Information" in the Offer of Premium is incorporated herein by reference.

Item 8.    ADDITIONAL INFORMATION.

           (a)      None.

           (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Conversion Offer other than compliance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, and the requirements of state securities or "blue sky" laws.


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           (c)      Inapplicable.

           (d)      None.

           (e)      None.

Item 9.    MATERIAL TO BE FILED AS EXHIBITS.

           (a)1     Offer of Premium dated November 7, 1997.

           (a)2 Form of Notice of Special Conversion, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)3     Press Release issued by the Company on November 7, 1997

           (a)4     Form of Letter to Clients.

           (a)5 Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

           (a)6     Form of Notice of Guaranteed Delivery.

           (a)7 Form of Letter to Noteholders from Lawrence A. Weinbach, Chairman, Chief Executive Officer and President of the Company, dated November 7, 1997.

           (c)1 Form of Conversion Offer Advisor Agreement between the Company and Bear, Stearns & Co. Inc.

           (c)2 Form of Conversion Agent Agreement between the Company and The Bank of New York.

           (c)3 Form of Information Agent Agreement between the Company and Georgeson & Company Inc.

           (f)1     Questions and Answers.

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                                    SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      UNISYS CORPORATION




Dated: November 7, 1997               By:  /s/Lawrence A. Weinbach
                                           ----------------------------
                                              Lawrence A. Weinbach






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